SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UHF INCORPORATED
___________________________

(Name of Issuer)

Common Stock, $0.001 par value
___________________________

(Title of Class of Securities)

902727 10 6
___________________________

(CUSIP NUMBER)

Lawrence Burstein
c/o Unity Venture Capital Associates Ltd.
1270 Avenue of the Americas
New York, New York 10020
212-408-0597
_____________________________________________________

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 11, 2011
__________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 902727 10 6	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Sidney Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,369,893
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 9,369,893
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,369,893 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.74%*
14	TYPE OF REPORTING PERSON IN

___________
*     Based upon 50,000,000 shares of the Issuer's common stock issued and outstanding as of August 11, 2011.

Item 1. Security and Issuer

This statement relates to the purchase by the Reporting Person of 9,369,893 shares of the common stock, $.001 par value (the "Shares"), of UHF Incorporated (the "Issuer"), having its principal executive offices c/o Unity Venture Capital Associates Ltd., 1270 Avenue of the Americas, New York, New York 10020.

Item 2. Identity and Background

      (a) The reporting person for purposes of this statement is Sidney Levy (the "Reporting Person").

      (b) The business address of the Reporting Person is c/o Unity Venture Capital Associates Ltd., 1270 Avenue of the Americas, New York, New York 10020.

      (c) The Reporting Person's principal business is that of investing in business entities.

      (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of Brazil.

Item 3. Source and Amount of Funds

      The source of the funds, in the aggregate sum of $60,000, used by the Reporting Person to acquire the Shares to which this statement relates was personal funds.

Item 4. Purpose of Transaction

      The Reporting Person purchased the Shares, representing approximately 18.74% of the outstanding shares of common stock of the Issuer, concurrently with purchases by four other investors (the “Other Investors”)of an aggregate of 37,481,275 shares of common stock of the Issuer. The Reporting Person and the Other Investors acquired their shares with the intention of using the Issuer, a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended),as a vehicle to acquire the business operations of a third party or to be acquired by an operating business entity (either, a "Business Transaction"). However, the reporting Person and the Other Investors are not acting in concert or as a “group.”

Although all 50,000,000 shares of the Issuer’s authorized common stock are outstanding, the Reporting Person has entered into an agreement with the Issuer to purchase additional shares of common stock (the “Additional Share Purchase”),subject to the Issuer’s reincorporation in Delaware and a recapitalization changing the number of the Issuer’s outstanding shares of common stock so that a sufficient number of shares are available for issuance to the Reporting Person for the Additional Share Purchase (the “Recapitalization Transaction”). Assuming the number of authorized shares of the Issuer’s common stock was in excess of 50,000,000, the Reporting Person would purchase an additional 468,515 shares of the Issuer’s common stock for a total purchase price of $3,000 (or $0.0064 per share).  The Reporting Person also entered into an Option Agreement with another individual pursuant to which that individual could purchase up to 728,790 shares of the Issuer’s common stock from the Reporting Person for a total purchase price of $4,666.59 (or $0.0064 per share) at any time after the completion of the Recapitalization Transaction and prior to October 1, 2016 (the “Option”).

     (a) Except for the proposed Business Transaction, the Additional Share Purchase and the Option, the Reporting Person does not have any plan or proposal which relates to or which would have the effect of any acquisition of additional, or disposition of any, securities of the Issuer.

      (b) Except for the proposed Business Transaction, the Reporting Person does not have any plan or proposal which relates to or would result in an extraordinary transaction involving the Issuer or any subsidiary of the Issuer.

      (c) Except for the proposed Business Transaction, the Reporting Person does not have any plan or proposal which relates to or would result in a sale or transfer of a material amount of the assets of the Issuer or any subsidiary of the Issuer.

      (d) Immediately prior to the purchase of the Shares, the Reporting Person was appointed as a member of the Board of Directors of the Issuer, to serve until his successor is elected and qualified or upon his earlier death, resignation or removal pursuant to the Issuer's by-laws.

      (e) Except for the change of control which resulted from the purchase of the Shares by the Reporting Person and the Other Investors, the Recapitalization Transaction and the proposed Business Transaction, the Reporting Person does not have any further plan or proposal which relates to or would result in a material change in the Issuer's present capitalization or dividend policy.

      (f) Except for the proposed Business Transaction, the Reporting Person does not have any plan or proposal which relates to or would result in a material change in the business or corporate structure of the Issuer.

      (g) Except for the Recapitalization Transaction and the proposed Business Transaction, the Reporting Person does not have any plan or proposal which relates to or would result in a change in the Issuer's charter, by-laws or instruments corresponding thereto which may impede the acquisition of the Issuer by any person.

      (h) The Reporting Person does not have any plan or proposal which relates to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) The Reporting Person does not have any plan or proposal which relates to or would result in a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      (j) The Reporting Person does not have any plan or proposal which relates to or would result in any action similar to those described in paragraphs (a) through (i) above.

Item 5. Interest in Securities of the Issuer

      (a) Following the purchase of the Shares, the Reporting Person owns an aggregate of 9,369,893 shares of the Issuer’s common stock, constituting 18.74% of the issued and outstanding shares of the Issuer's common stock based upon the 50,000,000 shares of Issuer's common stock issued and outstanding as of August 11, 2011.

      (b) The Reporting Person has sole power to vote or direct the vote of the Shares and the sole power to dispose or to direct the disposition of the Shares.

      (c) The Reporting Person has not effected any transaction involving the Issuer's securities within the sixty (60) preceding days, except for the acquisition of the Shares in the following transactions:

On August 11, 2011, the Reporting Person purchased 8,103,509 shares of the Issuer’s common stock from the Issuer for a purchase price of $26,700 ($0.00329 per share) pursuant to a Subscription Agreement and an additional 1,266,384 shares of the Issuer’s common stock for a purchase price of $33,300 ($0.02630 per share) from Dachris Ltd., which was then the controlling shareholder of the Issuer, pursuant to a Stock Purchase Agreement. In addition, the Reporting Person will acquire additional shares of the Issuer’s common stock upon completion of the Recapitalization Transaction as a result of the Additional Share Purchase.

      (d) No other person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares except for the Option described above.

Item 7. Material to be filed as Exhibits

Exhibit No.	Description
1.
Subscription Agreement by and among the Issuer and Lawrence Burstein, Omar Cunha, Peter van Voorst Vader, Sidney Levy and   Selmo Nissenbaum (incorporated by reference to Exhibit 10.1 to the Issuer’s Current report on Form 8-K filed on August 18, 2011).

2.
Stock Purchase Agreement dated as of August 1, 2011 by and among Dachris Ltd. and Lawrence Burstein, Omar Cunha, Peter  van Voorst Vader,Sidney Levy and Selmo Nissenbaum (incorporated by reference to Exhibit 10.2 to the Issuer’s Current report on Form 8-K filed on August 18, 2011).

3.	Form of Subscription Agreement by and among the Issuer and Lawrence Burstein, Omar Cunha, Peter van Voorst Vader, Sidney Levy, Selmo Nissenbaum, Shelley Schoppe and Wayne Brannan.
4.	Form of Option Agreement dated as of August 3, 2011 by and among the Issuer, Lawrence Burstein, Omar Cunha, Peter van Voorst Vader, Sidney Levy, Selmo Nissenbaum and Wayne Brannan.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 24, 2011	/s/ Sidney Levy
Sidney Levy